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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934




                             TTM TECHNOLOGIES, INC.
                                (Name of Issuer)



                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)



                                    87305R109
                                 (CUSIP Number)



                                DECEMBER 31, 2000
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         / /  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         /X/  Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages
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CUSIP NO. 87305R109               SCHEDULE 13G                 PAGE 2 OF 7 PAGES
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- -------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 BROCKWAY MORAN & PARTNERS FUND, L.P.
- -------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                 (b) / /
- -------------------------------------------------------------------------------
  3     SEC USE ONLY

- -------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
                 FLORIDA
- -------------------------------------------------------------------------------
                                     5    SOLE VOTING POWER                   0
            NUMBER OF               -------------------------------------------
              SHARES                 6    SHARED VOTING POWER       2,106,422(1)
           BENEFICIALLY             -------------------------------------------
             OWNED BY
               EACH                  7    SOLE DISPOSITIVE POWER              0
            REPORTING               -------------------------------------------
           PERSON WITH               8    SHARED DISPOSITIVE POWER  2,106,422(1)
- -------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,106,422(1)
- -------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                     /X/ (2)
- -------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.6%(1)
- -------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 PN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

(2) The aggregate amount in Row 9 does not include 19,000,000 shares of Common Stock owned of record by Circuit Holdings, LLC, a Delaware limited liability company in which the Reporting Person owns a 40% ownership interest, with respect to which the Reporting Person disclaims beneficial ownership.

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CUSIP NO. 87305R109               SCHEDULE 13G                 PAGE 3 OF 7 PAGES
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- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 BROCKWAY MORAN & PARTNERS, INC.
- -------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                      (b) / /

- -------------------------------------------------------------------------------
  3     SEC USE ONLY


- -------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 FLORIDA
- -------------------------------------------------------------------------------
                                     5    SOLE VOTING POWER
            NUMBER OF                                                        0
              SHARES                -------------------------------------------
           BENEFICIALLY              6    SHARED VOTING POWER
             OWNED BY                                               2,106,422(1)
               EACH                 --------------------------------------------
                                     7    SOLE DISPOSITIVE POWER             0
            REPORTING               --------------------------------------------
           PERSON WITH               8    SHARED DISPOSITIVE POWER  2,106,422(1)
- -------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,106,422(1)
- -------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                            / /
- -------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.6%(1)
- -------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.
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CUSIP NO. 87305R109               SCHEDULE 13G                 PAGE 4 OF 7 PAGES
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ITEM 1(a).        NAME OF ISSUER.

                  TTM Technologies, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  17550 N.E. 67th Court
                  Redmond, Washington 98052

ITEM 2(a).        NAME OF PERSON FILING.

                  This statement is filed on behalf of Brockway Moran & Partners Fund, L.P. and Brockway Moran & Partners, Inc. (individually, a "Reporting Person," and collectively, the "Reporting Persons"). See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  The address of the principal business office for each of Brockway Moran & Partners Fund, L.P. and Brockway Moran & Partners, Inc. is:

                  225 E. Mizner Blvd., 7th Floor
                  Boca Raton, Florida 33432

ITEM 2(c).        CITIZENSHIP.

                  Brockway Moran & Partners Fund, L.P. was organized under the laws of the State of Delaware.

                  Brockway Moran & Partners, Inc. was incorporated under the laws of the State of Florida.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock

ITEM 2(e).        CUSIP NUMBER.

                  87305R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), IDENTIFY THE STATUS OF THE PERSON FILING.

                  Not applicable.
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CUSIP NO. 87305R109               SCHEDULE 13G                 PAGE 5 OF 7 PAGES
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ITEM 4.           OWNERSHIP.

                                                      AMOUNT
REPORTING PERSON                                 BENEFICIALLY OWNED                        PERCENT OF CLASS
- ------------------------------------    --------------------------------------    -----------------------------------
Brockway Moran & Partners Fund, L.P.               2,106,422                                   5.6%(1)
Brockway Moran & Partners, Inc.                    2,106,422(2)                                5.6%(1)

                                                    POWER TO VOTE                        POWER TO DISPOSE
                                        --------------------------------------    -----------------------------------
REPORTING PERSON                              SOLE               SHARED              SOLE               SHARED
- ------------------------------------    --------------------------------------    -----------------------------------
Brockway Moran & Partners Fund, L.P.               0          2,106,422                   0          2,106,422
Brockway Moran & Partners, Inc.                    0          2,106,422(2)                0          2,106,422(2)

- ------------------

(1) Calculated on the basis of 37,348,882 shares of Common Stock outstanding on December 31, 2000.

(2) Includes 2,106,422 shares of Common Stock directly owned by Brockway Moran & Partners Fund, L.P. The general partner of Brockway Moran & Partners Fund, L.P. is Brockway Moran & Partners Management, L.P., a Delaware limited partnership. Brockway Moran & Partners, Inc., a Florida corporation, is the general partner of Brockway Moran & Partners Fund, L.P.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.
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CUSIP NO. 87305R109               SCHEDULE 13G                 PAGE 6 OF 7 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




 February 13, 2001           BROCKWAY MORAN & PARTNERS FUND, L.P.

                             By: Brockway Moran & Partners Management, L.P., its
                                 General Partner

                             By: Brockway Moran & Partners, Inc.,
                                 its General Partner


                                     /s/ Peter W. Klein
                                 By: __________________________________________
                                      Peter W. Klein
                                      Partner

                             BROCKWAY MORAN & PARTNERS, INC.


                                      /s/ Peter W. Klein
                                 By: __________________________________________
                                      Peter W. Klein
                                      Partner
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CUSIP NO. 87305R109               SCHEDULE 13G                 PAGE 7 OF 7 PAGES
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                                    EXHIBIT A

                      AGREEMENT TO FILE JOINT SCHEDULE 13G

         Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.


 February 13, 2001          BROCKWAY MORAN & PARTNERS FUND, L.P.

                            By: Brockway Moran & Partners Management, L.P., its General Partner

                            By:  Brockway Moran & Partners, Inc.,
                                 its General Partner


                                      /s/ Peter W. Klein
                                 By: __________________________________________
                                      Peter W. Klein
                                      Partner

                            BROCKWAY MORAN & PARTNERS, INC.


                                      /s/ Peter W. Klein
                                 By: __________________________________________
                                      Peter W. Klein
                                      Partner